UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND
SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from  _____  to  _____
Commission File Number 1-12358
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
COLONIAL PROPERTIES TRUST AMENDED AND RESTATED
401(k) PROFIT SHARING PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
COLONIAL PROPERTIES TRUST
2101 Sixth Avenue North
Suite 750
Birmingham, AL 35203

Colonial Properties Trust
Amended and Restated 401(k) Profit Sharing Plan
Contents
Year Ended December 31, 2009

Note:	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To Participants and Administrator of the
Colonial Properties Trust Amended and Restated 401(k) Profit Sharing Plan
We have audited the accompanying statements of net assets available for benefits of the Colonial Properties Trust Amended and Restated 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.
Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Schedule of Assets (Held at End of Year) and Schedule of Delinquent Participant Contributions as of or for the year ended December 31, 2009, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Sellers, Richardson, Holman & West, LLP
Birmingham, Alabama
June 28, 2010

Colonial Properties Trust
Amended and Restated 401(k) Profit Sharing Plan
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

	2009	2008

Assets
Investments, at fair value	$25,439,517	$19,895,959
Participant loans	223	9,864

Receivables
Employee contribution receivable	—	122
Employer contribution receivable	790,915	1,941,404

Total receivables	790,915	1,941,526

Net assets reflecting all investments at fair value	$26,230,655	$21,847,349

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	252,704	242,354

Net assets available for benefits	$26,483,359	$22,089,703

The accompanying notes are an integral part of these financial statements.

Colonial Properties Trust
Amended and Restated 401(k) Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2009

Additions to net assets available for benefits:
Investment income
Interest and dividends	$417,213
Net appreciation in the fair value of investments	4,481,309

Total investment income	4,898,522

Contributions
Employee contributions	2,538,788
Employer contributions	790,915
Rollover contributions — participant	79,270

Total contributions	3,408,973

Total additions	8,307,495

Deductions from net assets available for benefits:
Benefit payments	3,913,839

Net increase	4,393,656

Net assets available for benefits:
Beginning of year	$22,089,703

End of year	$26,483,359

The accompanying notes are an integral part of these financial statements.

Colonial Properties Trust
Amended and Restated 401(k) Profit Sharing Plan
Notes to Financial Statements
Year Ended December 31, 2009
1.	General
Principal Trust Company (“Principal”) is the trustee and the investment manager of the Colonial Properties Trust Amended and Restated 401(k) Profit Sharing Plan (the “Plan”), pursuant to a trust agreement dated July 25, 2006. Principal Life Insurance Company Retirement and Investor Services is the recordkeeper of the Plan.
The Plan was established on January 1, 1995, by Colonial Properties Trust (the “Company”) as a defined contribution plan for the benefit of all eligible employees of the Company. The Plan is subject to the provisions set forth in the Employee Retirement Income Security Act of 1974 (“ERISA”) and is funded by discretionary employee and employer contributions. Effective January 1, 2008, the Company amended the Plan to be a “Safe-Harbor Plan” pursuant to Section 401(k)(12) of the Internal Revenue Code. The change affected employer’s contributions and vesting of contributions. With the suspension of the employer matching contributions effective July 1, 2009, however, the Plan no longer qualifies as a Safe-Harbor Plan. See Note 2 below for further detail.
During 2009, the Company amended and restated the Plan, which was effective as of January 1, 2009.
2.	Description of the Plan
The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
Eligibility
Employees are eligible to join the elective deferral portion of the Plan as of the first day of employment. Employees are eligible to participate in the Company matching and profit sharing portions of the Plan after completion of one year of service. A year of service is defined as a period of twelve consecutive months during which an employee works at least 1,000 hours.
Employee Contributions
The amount of salary reduction (amount transferred to the Plan) for any plan year shall be at least 1% of the participant’s compensation for such plan year, subject to the maximum allowed by the Internal Revenue Code ($16,500 per participant in 2009). The amount of the salary reduction is remitted by the Company to the Plan’s trustee at the end of each pay period.
Effective for the plan year beginning January 1, 2002, the Plan elected to implement the “catch-up” provision provided for in Section 414(v) of the Internal Revenue Code. This provision enables applicable employer plans to allow eligible participants who are age 50 or over to make additional deferrals, which began in 2002.
Employer’s Contributions
The Company shall make a matching contribution in an amount equal to 100% of the first 4% of compensation a participant elects to defer, plus 50% of the next 2% of compensation deferred, for a maximum match of 5% of compensation. The match is a Safe-Harbor match and is not subject to a participant’s employment on the last day of the Plan year or completion of a certain number of hours.

Colonial Properties Trust
Amended and Restated 401(k) Profit Sharing Plan
Notes to Financial Statements
Year Ended December 31, 2009
As a result of the economic downturn, during 2009, the Company took actions to reduce corporate expenses. These actions included suspending all employer matching contributions indefinitely effective July 1, 2009, until the Company’s Board of Trustees determines it is appropriate to resume these contributions. The Company made matching contributions on compensation deferred from January 1, 2009 through June 30, 2009. With the suspension of the employer matching contributions effective July 1, 2009, the Plan no longer qualifies as a Safe-Harbor Plan.
The Company may also contribute a discretionary profit sharing contribution to the Plan for each Plan year, which shall be in addition to the employer matching contribution. The amount of such discretionary contribution, if any, for any plan year shall be determined by the Board of Trustees of the Company. No discretionary contributions were made in 2009.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) plan earnings. Earnings allocations are based on the amount the participant has invested in a particular fund. Employer matching contributions are allocated based on the participant’s elected deferral percentage. Discretionary contributions are allocated proportionately based on the compensation of each individual participant relative to the compensation of all participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investment Options
The Plan provides participants with various investment options, including seventeen mutual funds, one guaranteed investment contract and one common stock fund. The Plan currently holds one additional common stock fund, The Colonial BancGroup, Inc. Stock Fund, which has not been an investment option for employees since 2005.
Forfeitures
The nonvested portion of a terminated employee’s account balance shall be forfeited and used to reduce employer contributions otherwise payable for the plan year in which such forfeitures arise or for any succeeding plan year, unless the employee resumes employment before he or she incurs a five-year break. During 2009, forfeitures in the amount of $38,689 were used to offset employer contributions.
Participant Loans
New participant loans are no longer permissible under the current terms of the Plan. The Plan has one remaining loan outstanding at December 31, 2009. The existing loan is secured by the participant’s vested account balance and bears an interest rate of 7.25%, which is commensurate with prevailing market rates. Loans are repaid through payroll deduction including principal and interest. As of December 31, 2009 and 2008, the Plan had a loan balance of $223 and $9,864, respectively, with a remaining term of 0.3 years as of December 31, 2009 and an average remaining term of approximately 1.2 years as of December 31, 2008. After the loan is repaid, there will be no additional loans issued under the terms of the current plan.

Colonial Properties Trust
Amended and Restated 401(k) Profit Sharing Plan
Notes to Financial Statements
Year Ended December 31, 2009
Distribution of Benefits
Participants’ vested account balances represent the benefits available to the participants upon retirement, disability, death or termination of employment. In addition, distributions to participants on account of financial hardship may be made in certain circumstances limited under the terms of the Plan. The Plan also allows employees to withdraw vested balances (excluding Safe-Harbor matching contributions) starting at age 59 1/2. Benefit payments are made in the form of lump sum distributions or direct rollovers.
Vesting
A participant’s interest in his or her salary reduction account shall at all times be fully vested and nonforfeitable. A participant’s interest in his or her employer Safe-Harbor contributions (made after January 1, 2008) and 2009 discretionary employer matching contributions shall be fully vested and nonforfeitable. A participant’s interest in his or her employer Non Safe-Harbor contributions and profit sharing contributions (made before January 1, 2008) shall be fully vested and nonforfeitable upon the occurrence of any of the following events: death or attainment of normal retirement date while in the service of the employer, termination of the Plan, or complete discontinuance of all employer contributions. Prior to the occurrence of any of the preceding events, a vested interest in employer Non Safe-Harbor contributions, discretionary employer matching contributions and profit sharing contributions shall be determined in accordance with the following vesting schedule:

Number of Years of Service	Percentage

1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years or more	100%
Amendment and Termination
It is the intention of the Company to continue the Plan indefinitely. The Company reserves the right to modify, amend or terminate the Plan in whole or in part at any time in writing provided that any such modification, amendment or termination does not make it possible for any portion of the fund to be used for or diverted for purposes other than the exclusive benefit of the participants or their beneficiaries, after the payment of administrative expenses or taxes. Upon termination of the Plan, plan assets will become nonforfeitable and will be distributed to participants and their beneficiaries in accordance with the Plan and subject to ERISA guidelines.
3.	Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Colonial Properties Trust
Amended and Restated 401(k) Profit Sharing Plan
Notes to Financial Statements
Year Ended December 31, 2009
Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the term of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Risks and Uncertainties
The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for discussion of fair value measurements.
Purchases and sales of securities are reflected as of the trade date. Dividend income is recorded on the ex-dividend date. Investment income is recorded on the accrual basis. Net appreciation includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.
Contributions
Contributions receivable from participant’s elective deferrals of salary are recorded based on unremitted deductions from participant’s compensation. Contributions receivable from the employer are recorded based upon a matching contribution calculated on the last day of the year.
Benefit Payments
Benefit payments consist of payments to participants (or, if applicable, the beneficiary) at retirement, disability, death or termination of employment. Benefit payments are made in the form of lump sum distributions or direct rollovers. Benefits are recorded when paid.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions and deductions during the reporting periods. Actual results could differ from those estimates.

Colonial Properties Trust
Amended and Restated 401(k) Profit Sharing Plan
Notes to Financial Statements
Year Ended December 31, 2009
Accounting Pronouncements Recently Adopted
In April 2009, the Financial Accounting Standards Board (the “FASB”) issued FASB Staff Position No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, which amends Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability and additional guidance on circumstances that may indicate a transaction is not orderly. The FASB provided illustrative examples of key considerations when applying fair value measurement principles to estimate fair value in non-active markets when there has been a significant decrease in the volume and level of activity for the asset. Additional financial statement disclosures are also required about an entity’s fair value measurements. The effect of the adoption on the Plan’s financial statements was not material.
In September 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which amends ASC 820, Fair Value Measurements and Disclosures, to permit the use of net asset value per share, without further adjustment, to estimate the fair value of investments in investment companies that do not have readily determinable fair values. The net asset value per share must be calculated in a manner consistent with the measurement principles of ASC 946, Financial Services — Investment Companies and can be used by investors in investments such as hedge funds, private equity funds, venture capital funds and real estate funds. If it is probable the investment will be sold for an amount other than net asset value, the investor would be required to estimate the fair value of the investment considering all of the rights and obligations of the investment and any other market available data. In addition, the amendments require enhanced disclosure for the investments within the scope of this accounting update. The effect of the adoption on the Plan’s financial statements was not material.
Accounting Pronouncements Not Yet Effective
In January 2010, the FASB issued ASU No. 2010-06, Improving Disclosures about Fair Value Measurements (ASU 2010-06), which primarily requires new disclosures related to the levels within the fair value hierarchy. An entity will be required to disclose significant transfers in and out of Levels 1 and 2 of the fair value hierarchy, and separately present information related to purchases, sales, issuances and settlements in the reconciliation of fair value measurements classified as Level 3. ASU 2010-06 will be effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures related to purchases, sales, issuances and settlements for Level 3 fair value measurements, which are effective for reporting periods beginning after December 15, 2010. The Plan will include the disclosures as required by ASU 2010-06 in the notes to the Plan’s financial statements effective January 1, 2010, except for the disclosures related to Level 3 fair value measurements, which will be included in the notes to the Plan’s financial statements effective January 1, 2011. The adoption of ASU 2010-06 is not expected to have a material impact on the Plan’s financial statements.

Colonial Properties Trust
Amended and Restated 401(k) Profit Sharing Plan
Notes to Financial Statements
Year Ended December 31, 2009
4.	Investments
During the year ended December 31, 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $4,481,309 as follows:

2009

Colonial Properties Trust Stock Fund	$974,147
The Colonial BancGroup, Inc. Stock Fund	(126,517)
Mutual Funds	3,466,002
Guaranteed Investment Contract	167,677

$4,481,309

The following is a summary of investments held in excess of five percent of the Plan’s net assets at December 31:

	2009	2008
Colonial Properties Trust Stock Fund	$2,880,654	$1,708,020
Principal Mid Cap Blend R4 Fund	1,593,111	1,242,248
Calvert Large Cap Growth A Fund	1,903,931	1,358,081
Alliance Large Cap Value R4 Fund	1,565,346	1,277,178
Principal Fixed Income Option*	5,054,079	4,847,082
Calvert Social Inv Bond A Fund	1,955,307	1,606,193
Principal Inv LifeTime 2020 R4 Fund	2,297,590	1,748,079
Principal Inv LifeTime 2030 R4 Fund	1,800,340	1,536,201

*	stated at contract value
5.	Fair Value Measurements
On January 1, 2008, the Plan adopted Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements and Disclosures, now known as ASC 820. ASC 820 applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements; accordingly, the standard does not require any new fair value measurements of reported balances.
ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing an asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Colonial Properties Trust
Amended and Restated 401(k) Profit Sharing Plan
Notes to Financial Statements
Year Ended December 31, 2009
Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.
Common stocks: Valued at closing price reported on the active market on which the individual securities are traded.
Mutual funds: Valued at the net asset value (“NAV”) of shares held by the plan at year end.
Guaranteed investment contract: Valued at fair value by discounting the related cash flows based current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer (see Note 6).
Participant loans: Valued at amortized cost, which approximates fair value.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Colonial Properties Trust
Amended and Restated 401(k) Profit Sharing Plan
Notes to Financial Statements
Year Ended December 31, 2009
The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008:

	2009
	Level 1	Level 2	Level 3	Total
Common Stocks:
Colonial Properties Trust Stock Fund	$2,880,654	$—	$—	$2,880,654
The Colonial BancGroup, Inc. Stock Fund	571	—	—	571

Total Common Stocks	2,881,225	—	—	2,881,225

Mutual Funds:
Large U.S. Equity	4,342,610	—	—	4,342,610
Small / Mid U.S. Equity	4,131,904	—	—	4,131,904
International Equity	1,135,950	—	—	1,135,950
Balanced / Asset Allocation	6,191,146	—	—	6,191,146
Fixed Income	1,955,307	—	—	1,955,307

Total Mutual Funds	17,756,917	—	—	17,756,917

Guaranteed Investment Contract	—	—	4,801,375	4,801,375
Participant Loan	—	—	223	223

Total Assets at Fair Value	$20,638,142	$—	$4,801,598	$25,439,740

	2008
	Level 1	Level 2	Level 3	Total
Common Stocks:
Colonial Properties Trust Stock Fund	$1,708,020	$—	$—	$1,708,020
The Colonial BancGroup, Inc. Stock Fund	140,891	—	—	140,891

Total Common Stocks	1,848,911	—	—	1,848,911

Mutual Funds:
Large U.S. Equity	3,192,253	—	—	3,192,253
Small / Mid U.S. Equity	3,163,414	—	—	3,163,414
International Equity	902,685	—	—	902,685
Balanced / Asset Allocation	4,577,775	—	—	4,577,775
Fixed Income	1,606,193	—	—	1,606,193

Total Mutual Funds	13,442,320	—	—	13,442,320

Guaranteed Investment Contract	—	—	4,604,728	4,604,728
Participant Loans	—	—	9,864	9,864

Total Assets at Fair Value	$15,291,231	$—	$4,614,592	$19,905,823

Colonial Properties Trust
Amended and Restated 401(k) Profit Sharing Plan
Notes to Financial Statements
Year Ended December 31, 2009
Level 3 Gains and Losses
The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for year ended December 31, 2009:

	Guaranteed	Participant
	Investment Contract	Loans	Total

Balance, beginning of year	$4,604,728	$9,864	$4,614,592

Realized gains/(losses)	23,407	—	23,407

Unrealized gains/(losses) relating to instruments still held at the reporting date	144,270	—	144,270

Purchases, sales, issuances and settlements (net)	28,970	(9,641)	19,329

Balance, end of year	$4,801,375	$223	$4,801,598

The amount of total gains/(losses) for the period included in changes in net assets attributable to the change in unrealized gains/(losses) relating to assets still held at the reporting date	$144,270	$—	$144,270
Gains and losses (realized and unrealized) included in the change in net assets for the period above are reported in Net appreciation in the fair value of investments in the Statement of Changes in Net Assets Available for Benefits.
6.	Investment Contract with Insurance Company
In 2006, the Plan entered into a fully benefit-responsive investment contract with Principal Life Insurance Company (“PLIC”). PLIC maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.
As described in Note 3, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by PLIC, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero. Such interest rates are reviewed on a semi-annual basis for resetting.

Colonial Properties Trust
Amended and Restated 401(k) Profit Sharing Plan
Notes to Financial Statements
Year Ended December 31, 2009
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
If the Plan Sponsor decides to terminate the Plan’s interest in the investment contract, there will be a twelve month delay in the payment. The Plan Sponsor may request immediate payment subject to a 5% surrender fee.
The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

Average Yields	1/1/2009-6/30/2009	7/1/2009-12/31/2009
Based on interest rate credited to participants	3.50%	3.15%
Based on actual earnings	3.50%	3.15%
7.	Tax Status
The Internal Revenue Service (“IRS”) has determined and informed the Company, by a letter dated August 21, 2002, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. The Plan has filed for a new determination letter from the IRS on the restated Plan effective January 1, 2009. As of the audit report date, the new determination letter had not been received.
8.	Related Party Transactions
The Company pays administrative expenses on behalf of the Plan, including legal, trust, administrative and accounting fees.
Plan investments include investment funds managed by the Trustee, as defined by the Plan, and the Plan’s recordkeeper, Principal, and therefore investment purchases and sales of these investment funds and the related interest income qualify as party-in-interest transactions. Plan investments also include shares of the Company’s common stock, and the investment election of the common stock is voluntary by participants.

Colonial Properties Trust
Amended and Restated 401(k) Profit Sharing Plan
Notes to Financial Statements
Year Ended December 31, 2009
9.	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of Net assets available for benefits per the financial statements to the Form 5500:

December 31,
2008
Net assets available for benefits per the financial statements	$22,089,703
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(242,354)

Net assets available for benefits per the Form 5500	$21,847,349

The following is a reconciliation of the net increase in Net assets available for benefits per the financial statements to the Form 5500:

December 31,
2009
Net increase in net assets available for benefits per the financial statements	$4,393,656
Less: 2008 adjustment from fair value to contract value for fully benefit-responsive contracts	242,354

Net income per the Form 5500	$4,636,010

10.	Nonexempt Transactions
The Company remitted all participant contributions within the time limit required by the Department of Labor (“DOL”) for the plan year ended December 31, 2009. For the years ended December 31, 2008 and 2007, the Company failed to remit $361 and $9,030, respectively, of participant contributions to the Plan within the time limit required by the DOL, representing a nonexempt loan of funds to the Company from the Plan. The Company remitted the lost earnings on delinquent contributions to the Plan on March 12, 2009.
11.	Subsequent Event
Effective January 1, 2010, in order to share in discretionary employer contributions, employer matching contributions and forfeitures, a participant must be employed by the Company on the last day of the plan year and must complete at least 1,000 hours of service during that plan year. These requirements do not apply to safe harbor contributions.

Colonial Properties Trust
Amended and Restated 401(k) Profit Sharing Plan
Supplemental Schedule
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Year Ended December 31, 2009

		Description of Investment including Maturity
	Identity of Issue, Borrower, Lessor, or	Date, Rate of Interest, Collateral, Par or
	Similar Party	Maturity Value	Cost	Current Value
*	Colonial Properties Trust	Stock Fund, 245,580 shares	**	$2,880,654
	The Colonial BancGroup, Inc.	Stock Fund, 39,092 shares	**	571

*	Participant Loan	Interest rate 7.25% with a maturity of 2010		223

*	Principal Fixed Income Option	Guaranteed Investment Contract, 337,492 units	**	4,801,375

*	Principal Mid Cap Blend R4 Fund	Mutual Fund, 139,380 shares	**	1,593,111
	Calvert Large Cap Growth A Fund	Mutual Fund, 74,928 shares	**	1,903,931
	Fidelity Advisor Small Cap T Fund	Mutual Fund, 20,827 shares	**	445,693
	Neuberger Berman Partners Adv Fund	Mutual Fund, 55,030 shares	**	873,333
*	Principal International Growth R4 Fund	Mutual Fund, 140,414 shares	**	1,135,950
*	Principal Small Cap Value R4 Fund	Mutual Fund, 36,247 shares	**	461,785
*	Principal S&P 600 Index R4 Fund	Mutual Fund, 50,703 shares	**	657,614
*	Principal Mid Cap Growth R4 Fund	Mutual Fund, 60,765 shares	**	507,995
	Alliance Large Cap Value R4 Fund	Mutual Fund, 171,076 shares	**	1,565,346
*	Principal Real Estate Securities R4 Fund	Mutual Fund, 36,298 shares	**	465,706
	Calvert Social Inv Bond A Fund	Mutual Fund, 129,148 shares	**	1,955,307
*	Principal Inv LifeTime 2010 R4 Fund	Mutual Fund, 22,727 shares	**	227,499
*	Principal Inv LifeTime 2020 R4 Fund	Mutual Fund, 222,419 shares	**	2,297,590
*	Principal Inv LifeTime 2030 R4 Fund	Mutual Fund, 172,446 shares	**	1,800,340
*	Principal Inv LifeTime 2040 R4 Fund	Mutual Fund, 107,150 shares	**	1,100,428
*	Principal Inv LifeTime 2050 R4 Fund	Mutual Fund, 53,415 shares	**	526,139
*	Principal Inv LifeTime Strat Inc R4 Fund	Mutual Fund, 24,453 shares	**	239,150

		Total Mutual Funds		17,756,917

				$25,439,740

*	Denotes a party-in-interest to the Plan.

**	Cost information is not required for participant directed accounts.

Colonial Properties Trust
Amended and Restated 401(k) Profit Sharing Plan
Supplemental Schedule
Schedule H, Line 4a — Schedule of Delinquent Participant Contributions
Year Ended December 31, 2009

Participant
contributions
transferred late to plan	Total that constitute prohibited non exempt transactions
$9,391	$9,391
☐ Check here if late			Contributions
participant loan		Contributions	pending	Total fully corrected
repayments are	Contributions not	corrected outside	correction in	under VFCP and
included:	corrected	VFCP	VFCP	PTE 2002-51
2008				$361
2007				$9,030

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COLONIAL PROPERTIES TRUST AMENDED AND RESTATED 401(k) PROFIT SHARING PLAN
Date: June 28, 2010	/s/ John P. Rigrish
John P. Rigrish
Chief Administrative Officer & Corporate Secretary

Exhibit Index

Exhibit No.	Description of Exhibit	Reference

23.1	Consent of Sellers, Richardson, Holman & West, LLP	Filed herewith